EXHIBIT 99.1

First Patient Dosed In Phase 1/2 Study Of Iph6501 In Relapsed /Refractory B-Cell Non-Hodgkin’s Lymphoma

•Phase 1/2 study is evaluating IPH6501, a first-in-class CD20-targeting tetraspecific natural killer cell engager, from ANKET® platform, for the treatment of CD20-expressing B-cell Non-Hodgkin's Lymphomas.

Marseille, France, March 6, 2024, 7:00 AM CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the first patient was dosed in its Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with Relapsed and/or Refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma (NHL).

IPH6501 is Innate’s first-in-class CD20-targeting tetraspecific ANKET® (Antibody-based NK cell Engager Therapeutics) that co-engages CD20 as a target antigen on malignant B cells and three receptors on NK cells: two activating receptors (NKp46 and CD16) and the interleukin-2 receptor (but not its alpha subunit), with a human IL‑2 variant, hence providing proliferation and activation signals targeted to NK cells and promoting their cytotoxic activity against CD20 expressing malignant cells. The study is planned to enroll up to 184 patients.

“We are pleased to announce the dosing of a first patient in this Phase 1/2 study evaluating IPH6501, our proprietary ANKET® asset and the first tetraspecific NK Cell Engager to enter the clinic.” commented Dr Sonia Quaratino, Chief Medical Officer at Innate Pharma. “With the addition of the IL-2 variant, our second generation ANKET® molecules can deliver proliferation signals to NK cells, and thus enhance their effector functions against cancer cells. Thanks to this novel format, IPH6501 represents a promising alternative strategy to T cell therapies for patients with B-cell non-Hodgkin’s lymphomas.”

“The discovery and implementation of novel chemotherapies, T-cell based immunotherapies and targeted therapies have improved outcomes for patients with B-cell non-Hodgkin’s lymphomas compared with traditional chemotherapy.” added Dr Lorenzo Falchi, Lymphoma Specialist at the Memorial Sloan Kettering Cancer Center, New-York, and principal investigator of the study. “However, many patients fail to achieve a response to or develop disease relapse after treatment. In this context, IPH6501 represents an innovative option for the treatment of patients with R/R B-cell non-Hodgkin’s lymphomas and has the potential to fulfil a large unmet need.”

More information about the trial can be found on clinicaltrials.gov.

About B-Cell Non-Hodgkin’s Lymphoma
B-cell lymphomas are clonal tumors of mature and immature B cells that constitute the majority (80-85%) of NHLs. NHLs are a heterogeneous group of lymphoproliferative malignancies. NHL usually originates in the lymphoid tissues and can spread to other organs. NHL is the most common hematological malignancy worldwide, accounting for nearly 3% of cancer diagnoses and deaths.
According to the latest World Health Organization (WHO) classification, the most common B-NHL in Western countries is Diffuse large B cell lymphoma (DLBCL), accounting for around 31% of adult cases. Other common aggressive B-cell subtypes include Mantle Cell Lymphoma (MCL) (6% of cases) and Burkitt lymphoma (BL) (2% of cases). Among indolent B-cell NHL, Follicular Lymphoma (FL) accounts for 22% of cases in the Western world, followed by marginal zone lymphoma (MZL) (8% of cases).

About IPH6501
IPH6501 is the first Antibody-based NK cell Engager Therapeutic to co-engage activating receptors on NK cells (NKp46 and CD16), IL-2R (but not subunit) through a variant of human IL-2, and a tumor antigen (CD20) via a single molecule, hence providing proliferation and activation signals targeted to NK cells and promoting their cytotoxic activity against CD20 expressing malignant cells. IPH6501 has shown better anti-tumor efficacy than approved benchmark antibodies in preclinical tumor models (Demaria, EHA 2023).

About ANKET®
ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate’s proprietary platform for developing next-generation, multispecific natural killer (NK) cell engagers to treat certain types of cancer. This fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

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